UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No.3)
                Acadia Realty Trust (formerly Mark Centers Trust)
-------------------------------------------------------------------------------
                                (Name of Issuer)

         Common Shares of Beneficial Interest, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   004239 10 9
    ---------------------------------------------------------------------------
                                 (CUSIP Number)

                             Mark Schonberger, Esq.
                                Battle Fowler LLP
                                Park Avenue Tower
                               75 East 55th Street
                                 (212) 856-7000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  April 7, 2000
   ----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


913320.2

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CUSIP No.  004239 10 9                                 SCHEDULE 13D                 Page  1  of  27  Pages
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
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RD Properties L.P. VI
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a)  /X/
                                                                                                             (b)  / /
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          WC
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                              /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                             7        SOLE VOTING POWER
                                      None.  See Item 5.
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                          None.  See Item 5.
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                           None.  See Item 5.

                            10        SHARED DISPOSITIVE POWER
                                      None.  See Item 5.

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   None.  See Item 5.
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.0%
14        TYPE OF REPORTING PERSON*
          PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No.  004239 10 9                                 SCHEDULE 13D                    Page  2  of  27  Pages
           -----------                                                                      ---    ----
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
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           RD Properties L.P. VIA
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  /X/
                                                                                                          (b)  / /
3          SEC USE ONLY

4          SOURCE OF FUNDS*

           WC
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                            /  /

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                          7         SOLE VOTING POWER
                                    None.  See Item 5.
NUMBER OF
SHARES                    8         SHARED VOTING POWER
BENEFICIALLY                        None.  See Item 5.
OWNED BY
EACH                      9         SOLE DISPOSITIVE POWER
REPORTING                           None.  See Item 5.
PERSON WITH
                         10         SHARED DISPOSITIVE POWER
                                    None.  See Item 5.

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    None.  See Item 5.
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           /  /

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.0%
14         TYPE OF REPORTING PERSON*
           PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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



CUSIP No.  004239 10 9                                 SCHEDULE 13D                   Page  3  of  27  Pages
           -----------                                                                     ---    ----
--------------------------------------------                                          --------------------------------------------



1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           RD Properties L.P. VIB
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  /X/
                                                                                                          (b)  / /
3          SEC USE ONLY

4          SOURCE OF FUNDS*

           WC
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                           /  /

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                          7         SOLE VOTING POWER
                                    None.  See Item 5.
NUMBER OF
SHARES                    8         SHARED VOTING POWER
BENEFICIALLY                        None.  See Item 5.
OWNED BY
EACH                      9         SOLE DISPOSITIVE POWER
REPORTING                           None.  See Item 5.
PERSON WITH
                         10         SHARED DISPOSITIVE POWER
                                    None.  See Item 5.

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    None.  See Item 5.
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         /  /

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.0%
14         TYPE OF REPORTING PERSON*
                       PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

913320.2

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CUSIP No.  004239 10 9                                 SCHEDULE 13D                    Page  4  of  27  Pages
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
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RD New York VI, LLC
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  / /
                                                                                                         (b)  /X/  See Item 6.
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          WC
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                          /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                             7        SOLE VOTING POWER
                                      134,661.  See Item 5.
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                          None.   See Item 5.
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                           None.  See Item 5.

                            10        SHARED DISPOSITIVE POWER
                                      134,661.  See Item 5.

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   134,661.  See Item 5.
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.5%
14        TYPE OF REPORTING PERSON*
                      OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

913320.2

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CUSIP No.  004239 10 9                                 SCHEDULE 13D                    Page  5  of  27  Pages
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

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Yale University, a Connecticut Corporation
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  / /
                                                                                                         (b)  /X/  See Item 6.
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          WC
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                          /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Connecticut
                             7        SOLE VOTING POWER
                                      See Item 5.
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                          None.  See Item 5.
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                           None.  See Item 5.

                            10        SHARED DISPOSITIVE POWER
                                      See Item 5.

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   6,138,492.  See Item 5.
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                          /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   21.9%
14        TYPE OF REPORTING PERSON*
                      CO



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CUSIP No.  004239 10 9                                 SCHEDULE 13D                    Page  6  of  27  Pages
           -----------                                                                      ---    ----
--------------------------------------------                                           --------------------------------------------



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Yale University Retirement Plan for Staff Employees
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  / /
                                                                                                         (b)  /X/  See Item 6.
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          WC
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                          /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

           Connecticut
                             7        SOLE VOTING POWER
                                      403,994.  See Item 5.
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                          None.  See Item 5.
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                           None.  See Item 5.

                            10        SHARED DISPOSITIVE POWER
                                      403,994.  See Item 5.

 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   403,994.  See Item 5.
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   1.6%
14        TYPE OF REPORTING PERSON*
                      EP



913320.2

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CUSIP No.  004239 10 9                                 SCHEDULE 13D                    Page  7  of  27  Pages
           -----------                                                                      ---    ----
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
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Carnegie Corporation of New York
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  / /
                                                                                                         (b)  /X/  See Item 6.
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          WC
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                          /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
                             7        SOLE VOTING POWER
                                      942,653.  See Item 5.
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                          None.  See Item 5.
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                           None.  See Item 5.

                            10        SHARED DISPOSITIVE POWER
                                      942,653.  See Item 5.

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   942,653.  See Item 5.
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                          /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   3.7%
14        TYPE OF REPORTING PERSON*
                      CO and EP



913320.2

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CUSIP No.  004239 10 9                                 SCHEDULE 13D                    Page  8  of  27  Pages
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
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Vanderbilt University
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  / /
                                                                                                         (b)  /X/  See Item 6.
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          WC
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                          /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Tennessee
                             7        SOLE VOTING POWER
                                      1,346,647.  See Item 5.
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                          None.  See Item 5.
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                           None.  See Item 5.

                            10        SHARED DISPOSITIVE POWER
                                      1,346,647.  See Item 5.

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1, 346,647.  See Item 5.
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   5.3%
14        TYPE OF REPORTING PERSON*
                      EP



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CUSIP No.  004239 10 9                                 SCHEDULE 13D                    Page  9  of  27  Pages
           -----------                                                                      ---    ----
--------------------------------------------                                           --------------------------------------------



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TRW Master Trust
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  / /
                                                                                                         (b)  /X/  See Item 6.
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          WC
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                          /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio
                             7        SOLE VOTING POWER
                                      1,200,000.  See Item 5.
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                          None.  See Item 5.
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                           None.  See Item 5.

                            10        SHARED DISPOSITIVE POWER
                                      1,200,000.  See Item 5.

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,200,000.  See Item 5.
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                          /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   4.7%.
14        TYPE OF REPORTING PERSON*
                     EP



913320.2

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CUSIP No.  004239 10 9                                 SCHEDULE 13D                     Page  10  of  27  Pages
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
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Harvard Private Capital Realty, Inc.
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  / /
                                                                                                         (b)  /X/  See Item 6.
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          WC
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                          /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

           Massachusetts
                             7        SOLE VOTING POWER
                                      None.  See Item 5.
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                          None.  See Item 5.
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                           None.  See Item 5.

                            10        SHARED DISPOSITIVE POWER
                                      2,000,000.  See Item 5.

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,000,000.  See Item 5.
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                          /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   7.9%
14        TYPE OF REPORTING PERSON*
                      CO



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CUSIP No.  004239 10 9                                 SCHEDULE 13D                     Page  11  of  27  Pages
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
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Charlesbank Capital Partners, LLC
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  / /
                                                                                                         (b)  /X/  See Item 6.
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          OO
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                          /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

           Massachusetts
                             7        SOLE VOTING POWER
                                      2,000,000.  See Item 5.
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                          None.  See Item 5.
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                           None.  See Item 5.

                            10        SHARED DISPOSITIVE POWER
                                      2,000,000.  See Item 5.

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,000,000.  See Item 5.
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   7.9%
14        TYPE OF REPORTING PERSON*
                      OO



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CUSIP No.  004239 10 9                                 SCHEDULE 13D                    Page  12  of  27  Pages
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
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Board of Trustees of the Leland Stanford Junior University
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  / /
                                                                                                         (b)  /X/  See Item 6.
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          WC
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                          /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California
                             7        SOLE VOTING POWER
                                      2,133,333.  See Item 5.
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                          None.  See Item 5.
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                           None.  See Item 5.

                            10        SHARED DISPOSITIVE POWER
                                      2,133,333.  See Item 5.

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,133,333.  See Item 5.
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                          /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   8.4%
14        TYPE OF REPORTING PERSON*
                      EP



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CUSIP No.  004239 10 9                                 SCHEDULE 13D                     Page  13  of  27  Pages
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
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Howard Hughes Medical Institute
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  / /
                                                                                                         (b)  /X/  See Item 6.
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          WC
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                          /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                             7        SOLE VOTING POWER
                                      2,266,667.  See Item 5.
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                          None.  See Item 5.
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                           None.  See Item 5.

                            10        SHARED DISPOSITIVE POWER
                                      2,266,667.  See Item 5.

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,266,667.  See Item 5.
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   9.0%
14        TYPE OF REPORTING PERSON*
                   CO (Non-profit)



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CUSIP No.  004239 10 9                                 SCHEDULE 13D                     Page  14  of  27  Pages
           -----------                                                                       ----    ----
--------------------------------------------                                            -------------------------------------------



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Five Arrows Realty Securities L.L.C.
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  / /
                                                                                                         (b)  /X/  See Item 6.
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          WC
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                          /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                             7        SOLE VOTING POWER
                                      None.  See Item 5.
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                          3,266,667.  See Item 5.
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                           None.  See Item 5.

                            10        SHARED DISPOSITIVE POWER
                                      3,266,667.  See Item 5.

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,266,667.  See Item 5.
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                          /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   12.9%
14        TYPE OF REPORTING PERSON*
                      OO



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CUSIP No.  004239 10 9                                 SCHEDULE 13D                     Page  15  of  27  Pages
           -----------                                                                       ----    ----
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
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Rothschild Realty Investors II L.L.C.
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  /X/  See Item 6.
                                                                                                         (b)  / /
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          WC
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                         /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                             7        SOLE VOTING POWER
                                      None.  See Item 5.
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                          3,266,667.  See Item 5.
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                           None.  See Item 5.

                            10        SHARED DISPOSITIVE POWER
                                      3,266,667.  See Item 5.

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,266,667.  See Item 5.
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   12.9%
14        TYPE OF REPORTING PERSON*
                      OO

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CUSIP No.  004239 10 9                                 SCHEDULE 13D                     Page  16  of  27  Pages
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
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ross Dworman
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  /X/
                                                                                                         (b)  / /
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          WC
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                         /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
                             7        SOLE VOTING POWER
                                      See Item 5.
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                             See Item 5.
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                           See Item 5.

                            10        SHARED DISPOSITIVE POWER
                                      See Item 5.

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,817,320.  See Item 5.
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                          /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   6.9%
14        TYPE OF REPORTING PERSON*
                      IN

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CUSIP No.  004239 10 9                                 SCHEDULE 13D                    Page  17  of  27  Pages
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
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Kenneth F. Bernstein
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)  /X/
                                                                                                         (b)  / /
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          WC
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                          /  /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
                             7        SOLE VOTING POWER
                                      See Item 5.
NUMBER OF
SHARES                       8        SHARED VOTING POWER
BENEFICIALLY                          See Item 5.
OWNED BY EACH
REPORTING                    9        SOLE DISPOSITIVE POWER
PERSON WITH                           See Item 5.

                            10        SHARED DISPOSITIVE POWER
                                      See Item 5.

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   759,201.  See Item 5.
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            /  /

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   2.9%
14        TYPE OF REPORTING PERSON*
                      IN

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CUSIP No.  004239 10 9                                 SCHEDULE 13D                     Page  18  of  27  Pages
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

Item 1.  Security and Issuer.

          This third  amendment  (this  "Amendment  No. 3") to the  statement on
Schedule 13D filed by the Reporting Persons (as defined in Item 2 hereof) with the Securities and Exchange Commission of September 16, 1998 (the "Original
13D"), as amended by the statements on Schedule 13D/A filed by Five Arrows and Rothschild (each, as defined in Item 2 hereof) with the Securities and Exchange
Commission on May 21, 1999 and May 24, 1999 (together, the "Five Arrows 13D/A"), is being filed with respect to the common shares of beneficial interest, par value $.001 per share (the "Common Shares") of Acadia Realty Trust (formerly known as Mark Centers Trust), a Maryland real estate investment trust (the
"Trust"), whose principal executive offices are located at 805 Third Avenue, 9th
Floor, New York, NY 10022.

Item 2.  Identity and Background.

          (a) This  Amendment  No. 3 is being  filed on behalf of the  following entities: (i) RD Properties,  L.P. VI, a limited partnership organized under the laws of the State of Delaware ("RDVI"); (ii) RD Properties,  L.P. VIA, a limited partnership  organized under the laws of the State of Delaware ("RDVIA");  (iii)
RD Properties  L.P. VIB, a limited  partnership  organized under the laws of the
State of Delaware  ("RDVIB" and together with RDVI and RDVIA,  the "RDC Funds");
(iv) RD New York VI, LLC, a limited  liability  company organized under the laws of the State of Delaware and the sole  general  partner of each of the RDC Funds
(the  "General  Partner");   (v)  Yale  University,  a  Connecticut  Corporation
("Yale");  (vi) Yale University  Retirement Plan for Staff Employees ("YURPSE");
(vii)  Carnegie  Corporation   ("Carnegie");   (ix)  the  Vanderbilt  University
("Vanderbilt");  (x) TRW Master  Trust  ("TRW");  (xi) Harvard  Private  Capital
Realty,   Inc.   ("Harvard");    (xii)   Charlesbank   Capital   Partners,   LLC
("Charlesbank");  (xiii) the Board of  Trustees  of the Leland  Stanford  Junior
University  ("Stanford");  (xiv) Howard Hughes Medical Institute ("HHMI");  (xv)
Five Arrows Realty  Securities  L.L.C.,  a Delaware  limited  liability  company
("Five Arrows"); (xvi) Rothschild Realty Investors II L.L.C., a Delaware limited liability  company and sole managing  member of Five Arrows  ("Rothschild",  and together with Yale, YURPSE, Carnegie,  Vanderbilt,  TRW, Harvard, Stanford, HHMI
and Five Arrows, the "LP Reporting Persons");  (xvii) Ross Dworman, a citizen of the United  States and a managing  member of the  General  Partner  ("Dworman");
(xviii)  Kenneth F.  Bernstein,  a citizen  of the United  States and a managing member of the General Partner ("Bernstein", and together with (i) through (xvii)
above, the "Reporting Persons").

          (b)  The  business  address  of each of the  RDC  Funds,  the  General
Partner, Dworman and Bernstein is c/o Acadia Realty Trust, 805 Third Avenue, 9th
Floor,  New York, NY 10022.  The business address of Yale and YURPSE is c/o Yale
University  Investments  Office, Real Estate, 230 Prospect Street, New Haven, CT
06511-2107.  The business address of Carnegie is c/o Carnegie Corporation of New
York, 437 Madison Avenue, New York, NY 10022. The business address of Vanderbilt is c/o Vanderbilt University, Treasurer's Office, Alumni Hall, Nashville, TN,
37240.  The  business  address  of TRW is c/o  TRW  Investment  Management  Co.,
Executive Offices, 1900 Richmond Road, Cleveland, OH 44124. The business address of Harvard and Charlesbank is 600 Atlantic Avenue, Boston, MA 02210-2203. The business address of HHMI is c/o Howard Hughes Medical Institute, 4000 Jones
Bridge Road, Chevy Chase, MD 20815-6789. The business address of Stanford is c/o
Stanford Management Company, 2770 Sand Hill Road, Menlo Park, CA 94025. The business address of each of Five Arrows and Rothschild is c/o Rothschild Realty, Inc., 1251 Avenue of the Americas, 51st Floor, New York, NY 10020.

     (c) The business of each of the RDC Funds is the ownership and  development of real estate  projects.  The principal  occupation  of the General  Partner is acting as general partner of each of the RDC Funds. The current managing members of the General  Partner are Dworman and  Bernstein who are also the Chairman and
Chief Executive Officer and President,  respectively, of the Trust. Harvard is a
charitable   company  holding  a  portion  of  the  endowment  fund  of  Harvard
University. Harvard is controlled by President and Fellows of Harvard College, a
Massachusetts   educational   corporation  and  title-holding  company  for  the
endowment fund of Harvard University.  The directors of Harvard, all of whom are citizens of the United States of America,  and whose principal  business address is located at 600 Atlantic  Avenue,  Boston MA 02210,  are Michael R.  Eisenson,
Jack R. Meyer and Charles F. Wu. The executive officers of Harvard,  all of whom are  citizens of the United  States of  America,  and whose  principal  business address is located at 600  Atlantic  Avenue,  Boston,  MA 02210,  are Michael R.
Eisenson (President),  William P. Douglas (Vice President),  Charles F. Wu (Vice
President),  Stephen  McSweeney  (Treasurer),  Tami E. Nason (Clerk) and Michael
Thonis  (Assistant  Clerk).  Charlesbank is a  Massachusetts  limited  liability company organized  primarily for the purpose of acting as an investment  manager to the  President  and Fellows of Harvard  College and certain  other  entities.
Charlesbank,  pursuant to an agreement  among  Charlesbank,  the  President  and
Fellows of Harvard College and certain individuals, has sole power to direct the vote on the Common Shares of which Harvard is the beneficial owner. The Managing
Members  of  Charlesbank,  all of whom are  citizens  of the  United  States  of
America, and whose principal business address is located at 600 Atlantic Avenue,
Boston,  MA 02210,  are Mary Lou Boutuel,  Michael R.  Eisenson,  Kim  G. Davis,
William P. Douglas,

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CUSIP No.  004239 10 9                                 SCHEDULE 13D                     Page  19  of  27  Pages
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

Tim  R.   Palmer,   Mark  A.  Rosen,   Michael  Thonis  and  Charles F. Wu. Five
Arrows  is  a  private  investment  limited  liability  company.  The  principal occupation  of  Rothschild  is acting as  managing  member of Five  Arrows.  The current managers of Rothschild are John D. McGurk,  Matthew W. Kaplan,  James E.
Quigley,  3rd,  and D.  Pike  Aloian.  The  business  of each of  Yale,  YURPSE,
Carnegie,  Vanderbilt,  TRW,  Harvard and  Stanford is to invest money for their respective affiliate institutions. HHMI is engaged in philanthropic activities.

          (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          The source of funds for the purchases reported by each of the Reporting Persons herein was working capital of each such Reporting Person.
Reference is made to the Original 13D and the Five Arrows 13D/A for a description of the total amount of funds used by such parties to purchase the Common Shares reported therein. The Units deemed to be beneficially held by Yale and the Units and Common Shares deemed to be beneficially held by Dworman and Bernstein (see Item 5 below) were received for certain interests in real properties contributed to the Trust pursuant to the Transactions (as defined in Item 4 below). See the Original 13D. The Options directly held by Dworman and
Bernstein (see Item 5 below) were granted to such persons pursuant to their employment agreements with the Trust.

Item 4.  Purpose of Transaction.

          As described in the Original 13D, the purpose of the acquisition of the Common Shares reported therein by the Reporting Persons was to acquire control of the Trust and for investment. The Reporting Persons purchased the 16,061,238 Common Shares in connection with the consummation of certain transactions contemplated by a Contribution and Share Purchase Agreement, dated as of April 15, 1998, among the Trust, Mark Centers Limited Partnership and certain entities affiliated with RD Capital, Inc. (the "Transactions"). The
Transactions  were formally  approved by the shareholders of the Trust on August
12,  1998,  which is the  same  date as the  closing  of the  Transactions  (the
"Closing").

          The purpose of the acquisition of the Common Shares reported therein by Five Arrows was for investment purposes.

          The Reporting Persons continue to own the Common Shares reported herein for investment purposes.

          Each of the Reporting Persons intends to review its holdings with respect to the Trust on a continuing basis. Depending on each of the Reporting
Persons' evaluation of the Trust's business and prospects, and upon future developments (including, but not limited to, market prices of the Common Shares and availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), each of the Reporting Persons may acquire other securities of the Trust, sell all or a portion of its Common Shares or other securities of the Trust, now owned or hereafter acquired, provided, however, that each of Carnegie, Five Arrows, Harvard, HHMI, Stanford, Vanderbilt, TRW, Yale, YURPSE and the General Partner has agreed, pursuant to the agreement described in Exhibit 99.6 in Item 7 below, that prior to December 28, 2000, they shall not sell, transfer, convey, assign, pledge or hypothecate 17,061,238 of the Common Shares beneficially owned by such Reporting Persons. See Item 6.

          Other than as described above, each of the Reporting Persons has no present plans or proposals which relate to, or would result in, any of the matters enumerated in paragraphs (b) through (j), inclusive, of Item 4 of
Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider its position with respect to the Trust, and formulate plans or proposals with respect to any such matters.

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CUSIP No.  004239 10 9                                 SCHEDULE 13D                    Page  20  of  27  Pages
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

Item 5.  Interest in Securities of the Issuer.

          (a) As of the close of  business  on April  24,  2000,  the  Reporting
Persons  owned,  within the meaning of Rule 13d-3 under the Exchange Act, in the aggregate,  22,274,974  Common Shares (includes and assumes the exercise in full by certain  Reporting  Persons  of  1,000,001  vested  options  to  purchase  an equivalent  number of Common  Shares  ("Options")  and  includes and assumes the exchange  in full by certain  Reporting  Persons of  4,171,203  units of limited partnership  interests in the Trust's majority owned  subsidiary,  Acadia Realty
Limited Partnership,  a Delaware limited partnership of which the Company serves as general partner, which units are immediately  exchangeable into an equivalent number of Common Shares ("Units")).  The Reporting Persons  beneficially own, in the aggregate,  approximately  73.2% of the Common Shares issued and outstanding as of April 24, 2000. As of the close of business on April 24, 2000,  (i) the RD
Funds owned,  within the meaning of Rule 13d-3 under the Exchange  Act, 0 Common
Shares or 0.0% of the issued and  outstanding  Common  Shares;  (ii) the General
Partner owned,  within the meaning of Rule 13d-3 under the Exchange Act, 134,661
Common Shares (all of which are subject to the terms of the Lock-Up described in
Item 7 below) or 0.5% of the issued and  outstanding  Common Shares;  (iii) Yale owned, within the meaning of Rule 13d-3 under the Exchange Act, 6,138,492 Common
Shares  (3,366,617 of which are subject to the terms of the Lock-Up described in
Item 7 below) or 21.9% of the issued and  outstanding  Common  Shares  (includes
2,771,876  Units  beneficially  held by Yale through its limited  partnership RD
Properties L.P. V ("RDC"),  the record holder of such Units, which Units must be distributed  to Yale upon its  instruction  to RDC to do so); (iv) YURPSE owned, within the meaning of Rule 13d-3 under the Exchange Act,  403,994  Common Shares
(all of which are subject to the terms of the Lock-Up described in Item 7 below)
or 1.6% of the issued and outstanding Common Shares; (v) Carnegie owned,  within the meaning of Rule 13d-3 under the Exchange Act,  942,653 Common Shares (all of which are subject to the terms of the Lock-Up described in Item 7 below) or 3.7%
of the issued and outstanding Common Shares;  (vi) Vanderbilt owned,  within the meaning of Rule 13d-3 under the Exchange  Act,  1,346,647  Common Shares (all of which are subject to the terms of the Lock-Up described in Item 7 below) or 5.3%
of the issued and outstanding Common Shares; (vii) TRW owned, within the meaning of Rule 13d-3 under the Exchange Act,  1,200,000 Common Shares (all of which are subject to the terms of the  Lock-Up  described  in Item 7 below) or 4.7% of the issued and outstanding Common Shares;  (viii) Harvard owned,  within the meaning of Rule 13d-3 under the Exchange Act,  2,000,000 Common Shares (all of which are subject to the terms of the  Lock-Up  described  in Item 7 below) or 7.9% of the issued and outstanding Common Shares; (ix) Stanford owned, within the meaning of
Rule 13d-3 under the Exchange  Act,  2,133,333  Common  Shares (all of which are subject to the terms of the  Lock-Up  described  in Item 7 below) or 8.4% of the issued and outstanding Common Shares; (x) HHMI owned, within the meaning of Rule
13d-3 under the Exchange Act,  2,266,667 Common Shares (all of which are subject to the terms of the Lock-Up described in Item 7 below) or 9.0% of the issued and outstanding  Common Shares;  (xi) Five Arrows owned,  within the meaning of Rule
13d-3 under the Exchange Act,  3,266,667 Common Shares (all of which are subject to the terms of the  Lock-Up  described  in Item 7 below) or 12.9% of the issued and outstanding  Common Shares;  (xii) Dworman owned,  within the meaning of the
Exchange Act, 1,817,320 Common Shares (107,728 of which are subject to the terms of the Lock-Up  described in Item 7 below) or 6.9% of the issued and outstanding
Common  Shares  (includes  533,399  Units and 666,667  Options  directly held by
Dworman in his individual  capacity,  61,750 Units  beneficially held by Dworman through  his equity  interests  in various  limited  partnerships  which are the record holders of such Units,  107,728  Common Shares deemed to be  beneficially owned by Dworman through his equity interest in the General Partner,  the record holder of such Common Shares,  and 438,776 Units deemed to be beneficially  held by  Dworman  through  his equity  interests  in  various  corporations,  limited liability companies and limited partnerships which are the record holder of such
Units);  and (xiii)  Bernstein  owned,  within the meaning of the Exchange  Act,
759,201  Common Shares  (26,933 of which are subject to the terms of the Lock-Up described in Item 7 below) or 2.9% of the issued and  outstanding  Common Shares
(includes  261,691 Units and 333,334  Options  directly held by Bernstein in his individual  capacity,  26,933 Common Shares deemed to be  beneficially  owned by
Bernstein through his equity interest in the General Partner,  the record holder of such Common  Shares,  and 103,711  Units  deemed to be  beneficially  held by
Bernstein  through  his  equity  interests  in  various  corporations,   limited
liability  companies and limited  partnerships  which are the record  holders of such Units).  Rothschild,  as sole managing member of Five Arrows, may be deemed the  beneficial  owner  of the  3,266,667  Common  Shares  held by Five  Arrows.
Charlesbank,  by virtue of its relationship  with Harvard described under Item 2
(c) above,  may be deemed to have beneficial  ownership of the 2,000,000  Common
Shares beneficially owned by Harvard.

          (b) See (a) above.

          (c) On April 7, 2000, pursuant to the terms of the partnership agreements of the RDC Funds described in Exhibits 99.3 through 99.5 in Item 7 below, the RDC Funds distributed the Common Shares of which they were the record holders to the limited

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CUSIP No.  004239 10 9                                 SCHEDULE 13D                     Page  21  of  27  Pages
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

partners  in  the  RDC Funds,  in  accordance   with  such  limited    partners'
limited partnership  interests.  Immediately after such  distributions,  the RDC
Funds ceased to be beneficial owners of any Common Shares.

          (d) Not Applicable.

          (e) On  April  7,  2000,  pursuant  to the  terms  of the  partnership agreements  of the RDC Funds set forth in Exhibits  99.3  through 99.5 in Item 7 below, the RDC Funds distributed the Common Shares of which they were the record holders to the  limited  partners  in the RDC  Funds,  in  accordance  with such
limited  partners'  limited  partnership   interests.   Immediately  after  such
distributions,  the RDC Funds  ceased  to be  beneficial  owners  of any  Common
Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to
Securities of the Issuer.

          Acadia Realty Trust,  the General  Partner,  Yale,  YURPSE,  Carnegie,
Vanderbilt, TRW, Harvard, Stanford, HHMI and Five Arrows have agreed, pursuant to the terms of the lock-up agreement set forth in Exhibit No. 99.6 in Item 7 below (the "Lock-Up"), to extend through December 28, 2000 the term of their agreements described in Exhibits 99.3 through 99.5 in Item 7 below, to not sell, transfer, convey, assign, pledge or hypothecate 17,061,238 of the Common Shares beneficially owned by such Reporting Persons. Such Reporting Persons may be considered a group with respect the terms of the Lock-Up.

          Other than as described herein, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Trust including but not limited to transfer or voting of any of the Common
Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Exhibit Number                      Description.

                  99.1                       Joint Acquisition Statement, as required by
                                             Rule 13d-1(f)1 of the Securities Act of 1934.(1)

                  99.2                       Contribution and Share Purchase Agreement,
                                             dated as of April 15, 1998, among the Trust,
                                             Mark Centers Limited Partnership and certain
                                             entities affiliated with RD Capital, Inc.(2)

                  99.3                       Second Amended and Restated Agreement of
                                             Limited Partnership of RD Properties, L.P. VI,
                                             dated as of January 1, 1998 by and among RD
                                             New York VI, LLC and the entities listed on
                                             Schedule A thereto.(1)

                  99.4                       Agreement of Limited Partnership of RD
                                             Properties, L.P. VIA, by and among RD New

------------------------
1.   Incorporated by reference to the statement on Schedule 13D previousy filed by the Reporting Persons with the Securities and Exchange Commission on
     September 16, 1998.

2.   Incorporated by reference to the proxy materials of Mark Centers Trust on
     Schedule 14A previously filed by Mark Centers Trust with the Securities and Exchange Commission on July 10, 1998.



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CUSIP No.  004239 10 9                                 SCHEDULE 13D                         Page  22  of  27  Pages
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

                                             York VI, LLC and certain other individuals and
                                             entities, dated as of May 6, 1998.(1)

                  99.5                       Agreement of Limited Partnership of RD
                                             Properties, L.P. VIB by and between RD New
                                             York VI, LLC and certain other individuals and
                                             entities, dated as of May 6, 1998.(1)

                  99.6                      Lock-Up Agreement by and among Acadia
                                            Realty Trust and Carnegie Corporation
                                            of New York, Five Arrows Realty Securities LLC,
                                            Harvard Private Capital Realty, Inc., Howard
                                            Hughes Medical Institute, The Board of Trustees
                                            of the Leland Stanford Junior University, Yale
                                            University Retirement Plan for Staff Employees
                                            and RD New York VI, LLC, dated as of March 22, 2000.(3)
---------------
3. Filed herewith.

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CUSIP No.  004239 10 9                                 SCHEDULE 13D                     Page  22  of  27  Pages
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

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.


Dated:   May 23, 2000


                             RD Properties, L.P. VI

                             By:   RD New York VI, LLC, its general partner



                                       BY: /s/ Ross Dworman
                                           ---------------------------------
                                           Name:  Ross Dworman
                                           Title:  Managing Member



                                       By:  /s/ Kenneth F. Bernstein
                                            --------------------------------
                                            Name:  Kenneth F. Bernstein
                                            Title:  Managing Member

                             RD Properties, L.P. VIA

                                       By:   RD New York VI, LLC, its general partner



                                       By: /s/ Ross Dworman
                                           --------------------------------
                                           Name:  Ross Dworman
                                           Title:  Managing Member



                                       By:  /s/ Kenneth F. Bernstein
                                            -------------------------------
                                            Name:  Kenneth F. Bernstein
                                            Title:  Managing Member

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CUSIP No.  004239 10 9                                 SCHEDULE 13D                     Page  23  of  27  Pages
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


                             RD Properties, L.P. VIB

                                       By:   RD New York VI, LLC, its general partner



                                             By: /s/ Ross Dworman
                                                 -----------------------------
                                                 Name:  Ross Dworman
                                                 Title:  Managing Member



                                             By:  /s/ Kenneth F. Bernstein
                                                  ----------------------------
                                                  Name:  Kenneth F. Bernstein
                                                  Title:  Managing Member

                             RD New York VI, LLC




                             By: /s/ Ross Dworman
                                 ---------------------------------------------
                                 Name:  Ross Dworman
                                 Title:  Managing Member




                             By:  /s/ Kenneth F. Bernstein
                                  --------------------------------------------
                                  Name:  Kenneth F. Bernstein
                                  Title:  Managing Member




                            /s/ Ross Dworman
                            --------------------------------------------------
                            Ross Dworman




                            /s/ Kenneth F. Bernstein
                            --------------------------------------------------
                            Kenneth F. Bernstein


913320.2




CUSIP No.  004239 10 9                                 SCHEDULE 13D                     Page  24  of  27  Pages
           -----------                                                                       ----    ----
--------------------------------------------                                            --------------------------------------------




                             Yale University, a Connecticut Corporation



                             By:  /s/  Ross Dworman
                                  --------------------------------------------
                                   Ross Dworman(1)

                             Yale University Retirement Plan for Staff Employees

                             By:  State Street Bank and Trust Co., as Trustee



                             By:  /s/  Ross Dworman
                                  --------------------------------------------
                                   Ross Dworman(1)

                             Carnegie Corporation



                             By:  /s/  Ross Dworman
                                  --------------------------------------------
                                   Ross Dworman(1)

                             The Vanderbilt University




913320.2




CUSIP No.  004239 10 9                                 SCHEDULE 13D                     Page  25  of  27  Pages
           -----------                                                                       ----    ----
--------------------------------------------                                            --------------------------------------------




                             TRW Master Trust


                             By: Boston Safe Deposit and Trust  Company,  solely
                                 in its capacity as Trustee for the  TRW  Master
                                 Trust (as directed by TRW Investment Management
                                 Co.), and not in its individual capacity


                                 By: /s/ Ross Dworman
                                     -----------------------------------------
                                      Ross Dworman(1)

                             Harvard Private Capital Realty, Inc.



                                 By: /s/ Ross Dworman
                                     -----------------------------------------
                                      Ross Dworman(1)

                             Charlesbank Capital Partners, LLC



                                 By: /s/ Ross Dworman
                                     -----------------------------------------
                                      Ross Dworman(1)

                             The Board of Trustees of the Leland Stanford Junior
                             University


913320.2




CUSIP No.  004239 10 9                                 SCHEDULE 13D                    Page  26  of  27  Pages
           -----------                                                                      ----    ----
--------------------------------------------                                           --------------------------------------------



                             Howard Hughes Medical Institute



                                 By: /s/  Ross Dworman
                                     -----------------------------------------
                                      Ross Dworman(1)


                             Five Arrows Realty Securities L.L.C.



                                 By: /s/  Ross Dworman
                                     -----------------------------------------
                                      Ross Dworman(1)

                             Rothschild Realty Investors II L.L.C.



                                 By: /s/  Ross Dworman
                                     -----------------------------------------
                                      Ross Dworman(1)



913320.2

                        (1) Signing as authorized representative pursuant to the Power of Attorney, dated September 15, 1998, granted by each Reporting Person to Ross Dworman and Kenneth F. Bernstein, incorporated by reference to the statement on Schedule 13D previously filed by the Reporting Persons with the Securities and Exchange Commission on September 16, 1998.